EXHIBIT 12.2

The PNC Financial Services Group, Inc. and Subsidiaries

Computation of Ratio of Earnings

to Fixed Charges and Preferred Stock Dividends

	For Nine Months Ended September 30, 2004		Year Ended
Dollars in millions			2003		2002		2001		2000		1999
Earnings
Income from continuing operations before taxes	$1,301		$1,568		$1,821		$564		$1,848		$1,788
Fixed charges and preferred stock dividends excluding interest on deposits	256		347		433		782		1,062		1,009

Subtotal	1,557		1,915		2,254		1,346		2,910		2,797
Interest on deposits	332		457		659		1,229		1,653		1,369

Total	$1,889		$2,372		$2,913		$2,575		$4,563		$4,166

Fixed charges
Interest on borrowed funds	$211		$258		$315		$645		$914		$869
Interest component of rentals	44		59		58		53		50		44
Amortization of notes and debentures	0		1		1		1		1		1
Distributions on mandatorily redeemable capital securities of subsidiary trusts	0		28		58		63		67		65
Preferred stock dividend requirements	1		1		1		20		30		30

Subtotal	256		347		433		782		1,062		1,009
Interest on deposits	332		457		659		1,229		1,653		1,369

Total	$588		$804		$1,092		$2,011		$2,715		$2,378

Ratio of earnings to fixed charges and preferred stock dividends
Excluding interest on deposits	6.08	x	5.52	x	5.21	x	1.72	x	2.74	x	2.77	x
Including interest on deposits	3.21		2.95		2.67		1.28		1.68		1.75